Filed by First Community Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DutchFork Bancshares, Inc. SEC File No. 0-30483

Date: May 20, 2004

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include but are not limited to (1) statements about the benefits of the combination of First Community Corporation and DutchFork Bancshares, Inc., including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to First Community’s and DutchFork’s plans, objectives, expectations and intentions and other statements that are not historical facts, and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, and “projects”, as well as similar expressions.  These statements are based upon the current beliefs and expectations of First Community’s and DutchFork’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of First Community’s and DutchFork’s shareholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (7) the rate of delinquencies and amounts of charge-offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in either First Community’s or DutchFork’s loan portfolio, which may result in increased credit risk-related losses and expenses; (8) changes in the U.S. legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company.  Additional factors that could cause First Community’s and DutchFork’s results to differ materially from those described in the forward-looking statements can be found in First Community’s and DutchFork’s reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).  All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Community and DutchFork or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  First Community and DutchFork do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to First Community’s and DutchFork’s shareholders for their consideration, and First Community and DutchFork will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Shareholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Community and DutchFork, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael C. Crapps, President and CEO, First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina 29072 (803-

951-2265), or to J. Thomas Johnson, President and CEO, DutchFork Bancshares, Inc., 1735 Wilson Road, Newberry, South Carolina, 29108 (803-321-3225).

First Community and DutchFork and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Community and DutchFork in connection with the combination.  Information about the directors and executive officers of First Community and their ownership of First Community common stock is set forth in the proxy statement, dated April 9, 2004, for First Community’s 2004 annual meeting of shareholders, as filed with the SEC on Schedule 14A.  Information about the directors and executive officers of DutchFork and their ownership of DutchFork common stock is set forth in the proxy statement, dated December 30, 2003, for DutchFork’s 2004 annual meeting of shareholders, as filed with the SEC on Schedule 14-A.  Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

***POWER POINT PRESENTATION FOLLOWS***

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Come See the Difference

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Our Vision

• To be the premier community bank in the markets we serve.

• Markets as communities and neighborhoods that have a local identity.

• Vision is best realized through the daily interactions between our employees & customers.

• High expectations, grounded in the things we know we can trust.

• “The Difference”

• Full range of financial products

•Keen interest in the community

• A warm smile from someone you know.

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Highlights

• Founded in 1995

• Total Assets $215 Million (as of 12/ 31/ 03)

• Total Return on Stock is 185% (since inception)

• EPS Growth Rate is 21.2% (12/ 31/ 99 – 12/ 31/ 03 annualized)

• Listed on NASDAQ Small Cap (FCCO)

• Maintained “Well Capitalized” Status

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Banking Office Locations

Our Timeline

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April, 2004

Northeast Columbia Banking Office Opened

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Our Timeline (a recap)

June 1995

Initial Capitalization Completed $6.9 Million Raised 700 Initial Shareholders

August 1995

Lexington Banking Office Opened

September 1995

Forest Acres Banking Office Opened

November 1996

Achieved Profitability 15thMonth of Operation

June 1998

Secondary Offering Completed $6.6 Million Raised Underwritten by Edgar Norris Purpose: Open 3 offices in 24 months

March 1999

Irmo Banking Office Opened

November 1999

Cayce- West Columbia Banking Office Opened

March 2000

Gilbert Banking Office Opened

February 2001

Chapin Banking Office Opened

May 2001

Declared 5% Stock Dividend

January 2002

Declared 5- for- 4 Stock Split

April 2002

Began Payment of Quarterly Cash Dividends

January 2003

Began Trading on NASDAQ Small Cap Market

April 2004

Northeast Columbia Banking Office Opened

Full Service Commercial Bank

Deposit Accounts

Loan Services

Online Banking

Telephone Banking

Mortgage Origination

Investment Services

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Midlands Banking Market

Midlands Banking Market

[CHART]

* percentage of market share

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Financial Highlights

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Total Assets (in thousands)

[CHART]

Deposits (in thousands)

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Funding Mix 12/31/03

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Loans (in thousands)

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Loan Composition 12/31/03

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Loan Portfolio Highlights

• Loan Loss Reserve Ratio is 1.41%

• Past Due Ratio History (30 days or more)

December 31, 2003	.17%
December 31, 2002	.35%
December 31, 2001	.48%
December 31, 2000	.49%

• Non-Performing Loans $80,000

Net Charge-off Ratio

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Net Interest Margin

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Net Income (in thousands)

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Diluted Net Income Per Share

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Return on Assets

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Return on Equity

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Stock Information

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Trading Characteristics

(as of December 31, 2003)

• Market Listing NASDAQ Small Cap

• Trading Symbol  FCCO

• # of Market Makers 6

• Average Daily Trading Volume 636 Shares

• # of Shareholders (est) 1531

• # of Shares Outstanding 1,597,224

• Market Capitalization $34,739,622

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Stock Performance

(as of December 31, 2003)

• Price to LTM EPS	19.25	X
• Price to Tangible Book	1.85	X
• Quarterly Dividends per Share	$.05
• Dividend Yield	.92%
• Total Return
Since Inception	185.0%
3 Years	61.1%
1 Year	63.5%

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One Year Stock Price Analysis

Summary:

Credit Culture

Strong & growing communities

Aggressive yet disciplined growth strategy

Customer Service Culture

Strong commitment to planning and execution

Employee Culture

Infrastructure Developed:

Organizational growth

Management depth

Training

Risk management

The Story Behind the Numbers

2003 Highlights

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•                  Total Assets Rose 10.1 Percent, From $195.2 Million to $215.0 Million.

•                  The Loan Portfolio Increased By 21.0 Percent, From $100.0 Million to $121.0 Million

•                  Non-Interest Income, Led By Mortgage Loan Fees, Grew By $267,000 or 21.7 Percent

•                  Net Income, After Tax, Grew By A Remarkable 22.7 Percent, From $1,464,630 to $1,797,481

•                  Diluted Earnings Per Share Increase From $0.90 to $1.08

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•                  January 15, 2003 – Began Trading on NASDAQ Small Cap Market

•                  Developed A Dividend Reinvestment Plan

•                  Increased Cash Dividend

•                  Stock Price Increased 63.5%, From $13.30 to $21.75 Per Share

•                  New ATMs

•                  Construction of New Office (Our Seventh) in Northeast Columbia, Opened April 15, 2004

•                  Online Banking

Looking Forward . . .

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•                  Red Bank

•                  DutchFork Bancshares (Newberry Federal Savings Bank)

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Strategic Prospective

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•                  Geographic Fit – 10 offices surrounding Lake Murray and in Columbia

•                  The Chapin office acquisition surpassed our expectations

•                  Newberry Federal is the market share leader in Newberry with 35% market share

•                  Combined Midlands market share 4.26% - 7th in the Midlands – 18th largest bank in South Carolina

•                  Shared Commitment to our customers, employees & our communities

•                  Greater lending capacity to our customers

•                  Complementary strengths on the asset side

NFSB – expertise in management of their investment portfolio

FCCO – strength in growing a quality loan portfolio

•                  Deposits may be more valuable in the future than today

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Shareholder / Investor
Perspective

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SUMMARY

(Approximate Numbers)

	First Community	DutchFork Bancshares	Combined
Total Assets	$220MM	$207MM	$427MM
Total Deposits	194MM	141MM	335MM
Total Loans	127MM	55MM	182MM

Loan/Dep	65%	39%	54%

Midlands Market Share	2.37%	1.89%	4.26%

Branches	7	3	10

Stock Listing	NASDAQ	NASDAQ	NASDAQ

Charter	OCC-National	OTS-Thrift	OCC-National

Bank Name	First Community	Newberry Federal	First Community

Employees			100+

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Other

Tommy Johnson	Newberry Fed. CEO to be First Community EVP and Vice Chairman of the Board

Steve Sligh	Newberry Fed. CFO to be First Community SVP and on the Board. Steve’s primary responsibility will be management of the investment portfolio

•                  Accretive to our earnings in first 12 months (GAAP and Cash)

•                  With assets over $400 million and a market cap. of nearly $70 million, we will capture increased analyst coverage and market maker interest

•                  6th Largest publicly traded BHC in SC

•                  Increased Float and Liquidity

•                  De-Novo branching dilution is less material

•                  Size where more acquisitions are possible

•                  Price Premium is 11.0%

•                  Price to Book Value is 1.5x

•                  Price to LTM EPS is 12.8x

•                  Post Merger Cost Savings are Estimated to be 16%

•                  Purchase Price to be a Mix of 40% cash and 60% First Community Stock

Integration

• Systems integration

• Product Mapping – Deposits and Loans

• Accounting Issues

• Continued Excellence at Existing First Community and Newberry Federal Offices

• Communications – Employee, Customer, Shareholder and Community

• Merging of Cultures

• Sales & Service

• Credit

• Risk Management

• Regulatory Approval

• Shareholder Approval

• Anticipated Closing Date – October 1, 2004

SAFE HARBOR STATEMENT – INCLUDING ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE, CONTAINS FORWARD- LOOKING STATEMENTS. ADDITIONAL WRITTEN OR ORAL FORWARD- LOOKING STATEMENTS MAY BE MADE BY THE COMPANY FROM TIME TO TIME IN FILINGS WITH THE SECURITIES & EXCHANGE COMMISSION OR OTHERWISE. THE WORDS “BELIEVE,”  “EXPECT,” “SEEK,” AND “INTEND” AND SIMILAR EXPRESSIONS IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THE STATEMENT IS MADE. SUCH FORWARD- LOOKING STATEMENTS ARE WITHIN THE MEANING OF THAT TERM IN SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, & SECTION 21E OF THE SECURITIES EXCHANGE ACT OF  1934, AS AMENDED. SUCH STATEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, PROJECTIONS OF INCOME OR LOSS, EXPENDITURES, ACQUISITIONS, PLANS FOR FUTURE OPERATIONS, FINANCING NEEDS OR PLANS RELATING TO SERVICES OF THE COMPANY, AS WELL AS ASSUMPTIONS RELATING TO THE FOREGOING. FORWARD- LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES, SOME OF WHICH CANNOT BE PREDICTED OR QUANTIFIED. FUTURE EVENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN, CONTEMPLATED BY OR UNDERLYING THE FORWARD- LOOKING STATEMENTS. A DISCUSSION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN FORWARD- LOOKING STATEMENTS IS INCLUDED IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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